30th November, 2004

To,
The New York Stock Exchange,
11, Wall Street,
New York,
NY 10005
USA

Dear Sir/Madam,

Sub.: Extra-Ordinary General Meeting held on 30th November, 2004.

This is to inform that the shareholders of the Bank at the Extra-ordinary General Meeting held today approved issue of equity securities in the form of American Depositary Shares (ADSs) representing equity shares of the Bank to be listed on the New York Stock Exchange to the extent of US $ 300 million including a green shoe option of 15% and subject to necessary statutory/regulatory approvals that may be required, if any.

This is for your kind information and records.

This does not constitute an offer of any securities for sale.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

sd/-
Sanjay Dongre
Vice President (Legal) &
Company Secretary